UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-20281

CREATIVE TECHNOLOGY LTD.

(Exact name of Registrant as specified in its charter)

SINGAPORE

(Jurisdiction of incorporation or organization)

31 International Business Park

Creative Resource

Singapore 609921

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

N/A

This report consists of the foregoing cover page, the signature page, and the following attached exhibits, which are hereby incorporated by reference.

Exhibit 1

Notice of Annual General Meeting (“AGM”) to be held in Singapore, together with Proxy Statement, Proxy Form for use at the AGM and Appendixes to the Notice of AGM on matters relating to the repurchase of the Company’s ordinary shares and the proposed alterations to the Company’s Memorandum and Articles of Association.

Exhibit 2

Creative Technology Ltd.’s fiscal 2006 Annual Report and Supplementary Information To Annual Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREATIVE TECHNOLOGY LTD.

/s/ Ng Keh Long
• • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • • •
Ng Keh Long Chief Financial Officer Date: October 12, 2006